

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Brian K. Ratzan
Chief Financial Officer
Conyers Park III Acquisition Corp.
999 Vanderbilt Beach Road, Suite 601
Naples, FL 34108

      Re: Conyers Park III Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted May 18, 2021
          CIK No. 0001841137

Dear Mr. Ratzan:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 18, 2021

Management
Conflicts of Interests, page 109

1.   Reference is made to the first sentence below the table on page 111. Based on this disclosure, it seems that a business opportunity which is suitable for Centerview Capital I or Centerview Capital II would not be provided to Conyers Park III unless it were rejected by the Centerview Capital entity. Please clarify how the individuals in the table will navigate their legal obligations relating to presenting business opportunities in order to determine which entity has priority for a potential business combination opportunity that would be suitable for Centerview Capital I, Centerview Capital II and Conyers Park III. Also include such disclosure in the Summary section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance